EXHIBIT 99.1

Lombard Medical’s New Altura® Endovascular Stent Graft to be Presented at 9th Annual Houston Aortic Symposium

Dainis Krievins, MD Will Present at Late Breaking AAA Presentation

IRVINE, Calif., March 03, 2016 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (NASDAQ:EVAR), a medical device company focused on Endovascular Repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced that Dainis Krievins, MD, PhD, Professor of Surgery and Vascular Surgery, University of Latvia, will present on the new Altura® Endovascular Stent Graft in a late breaking AAA presentation at the ninth annual Houston Aortic Symposium being held March 3-5 in Houston.

The Houston Aortic Symposium has been designed to present and discuss the diagnosis and treatment paradigms for aortic diseases, including medical, endovascular, surgical, and hybrid options. In addition to AAA, session topics will include Valve/Ascending, Arch/carotid, Descending Thoracic Aortic Aneurysms (DTAA), Dissection, Peripheral Artery Disease (PAD), Genetics, Imaging/Trauma, and Thoracoabdominal Aortic Aneurysms (TAAA). It is held in conjunction with the University of Texas, Medical School at Houston and Memorial Hermann Heart and Vascular Institute.

“The Houston Aortic Symposium is a great platform upon which to introduce the new Altura stent graft to a global audience as we work towards starting our Investigational Device Exemption study planned for next year,” said Lombard CEO Simon Hubbert. “We’d like to thank Dr. Krievins for his early Altura clinical work and his continued preceptorship training of new physician users as we expand our Altura commercial launch into the UK and German markets.”

About Lombard Medical, Inc.

Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on the $1.7bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs). The Company has global regulatory approval for Aorfix™, an endovascular stent graft which has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees. The Company has also achieved CE Mark for the Altura™ endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies. Altura was launched in Europe in January 2016, with an international rollout planned for later in 2016. For more information, please visit www.lombardmedical.com.

Forward-Looking Statements

This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events. These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “future,” “anticipate,” “look forward to,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “outlook,” “potential,” “optimistic,” “confidence,” “continue,” “evolve,” “expand,” “growth” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements. Forward-looking statements are subject to risks, management assumptions and uncertainties. Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated April 29, 2015. Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:
Lombard Medical, Inc.

Simon Hubbert, Chief Executive Officer
Tel: 949 379 3750 / +44(0)1235 750 800

William J. Kullback, Chief Financial Officer
Tel: 949 748 6764